UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number: 001-31913

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Short Form Prospectus dated August 12, 2005

99.2	Consent of Giroux Consultants Ltd. dated July 22, 2005 - Geology and Resource Potential of the Copper Canyon Property - dated February 2005

99.3	Consent of Gary H. Giroux dated July 22, 2005 - Geology and Resource Potential of the Copper Canyon Property - dated February 2005

99.4	Consent of Ronald G. Simpson dated August 12, 2005 - Independent Technical Report for the Galore Creek Property, Liard Mining Division, British Columbia - dated August 2003

99.5	Consent of Robert Prevost dated July 21, 2005 - Rock Creek Project

99.6	Consent of Marc Jutras dated August 12, 2005 - Donlin Creek Project

99.7	Consent of Phillip St. George dated July 20, 2005 - Donlin Creek and Rock Creek Projects

99.8	Consent of Paul Anthony John Hosford dated July 22, 2005 - Preliminary Economic Assessment for the Galore Creek Gold-Silver-Copper Project - dated August 2004

99.9	Consent of Hatch Limited dated July 22, 2005 - Geology and Resource Potential of the Copper Canyon Property - dated February 2005

99.10	Consent of Hatch Limited dated July 22, 2005 - Update on Resources - Galore Creek Project, British Columbia - dated June 2004

99.11	Consent of GR Technical Services Ltd. dated July 22, 2005 - Geology and Resource Potential of the Copper Canyon Property - dated February 2005

99.12	Consent of James H. Gary dated July 22, 2005 - Geology and Resource Potential of the Copper Canyon Property - dated February 2005

99.13	Consent of Robert J. Morris dated July 20, 2005 - Geology and Resource Potential of the Copper Canyon Property - dated February 2005

99.14	Consent of Norwest Corporation dated July 25, 2005 - Preliminary Economic Study on the Rock Creek Project - dated August 2003

99.15	Consent of Harry Parker dated July 22, 2005 - Donlin Creek Project

99.16	Consent of Associated Mining Consultants Ltd. dated July 21, 2005 - Preliminary Economic Assessment for the Galore Creek Gold-Silver-Copper Project - dated August 2004

99.17	Consent of Peter A. Lacroix dated July 21, 2005 - Preliminary Economic Assessment for the Galore Creek Gold-Silver-Copper Project - dated August 2004

99.18	Consent of Associated Mining Consultants Ltd. dated July 21, 2005 - Update on Resources - Galore Creek Project, British Columbia - dated June 2004

99.19	Consent of Peter A. Lacroix dated July 21, 2005 - Update on Resources - Galore Creek Project, British Columbia - dated June 2004

99.20	Consent of Curtis J. Freeman dated July 20, 2005 - Summary Report for the Rock Creek Gold Prospect, Seward Peninsula, Alaska - dated April 2002

99.21	Consent of Avalon Development Corporation dated July 20, 2005 - Summary Report for the Rock Creek Gold Prospect, Seward Peninsula, Alaska - dated April 2002

99.22	Consent of Curtis J. Freeman dated July 20, 2005 - Summary Report for the Nome Gold and Gravel Project, Seward Peninsula, Alaska - dated April 2002

99.23	Consent of Avalon Development Corporation dated July 20, 2005 - Summary Report for the Nome Gold and Gravel Project, Seward Peninsula, Alaska - dated April 2002

99.24	Consent of Gary Henri Giroux dated August 12, 2005 - Geology and Resource Potential of the Galore Creek Property - dated May 18, 2005

99.25	Consent of James H. Gray dated August 12, 2005 - Geology and Resource Potential of the Galore Creek Property - dated May 18, 2005

99.26	Consent of Robert J. Morris dated August 12, 2005 - Geology and Resource Potential of the Galore Creek Property - dated May 18, 2005

99.27	Consent of Blake, Cassels & Graydon LLP dated August 12, 2005

99.28	Consent of Borden Ladner Gervais LLP dated August 12, 2005

99.29	Consent of PricewaterhouseCoopers LLP dated August 12, 2005

99.30	Consent of PricewaterhouseCoopers LLP dated August 12, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources, Inc.
(Registrant)

Date: August 17, 2005	By:	/s/ Elaine Sanders

Elaine Sanders
	Title:	Controller